

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Rami Elghandour
President, Chief Executive Officer and Chairman
Arcellx, Inc.
25 West Watkins Mill Road, Suite A
Gaithersburg, MD 20878

       Re: **Arcellx, Inc.**
                     Registration Statement on Form S-1
                     Filed January 14, 2022
                     File No. 333-262191
                     Exhibit Nos. 10.8 and 10.14

Dear Mr. Elghandour:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                      Sincerely,

                                        Division of Corporation Finance